Mexus Gold US

February 7, 2011

Brian K. Bhandari
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Washington, D.C. 20549

Re:           Mexus Gold US
PCAOB Deregistration Letter – Larry O’Donnell, CPA, P.C.
File No. 0-52413

Dear Mr. Bhandari:

Please be advised that we have again amended our Form 8-K A/3 regarding the Public Accounting Oversight Board (“PCAOB”) revoking the registration of O’Donnell.

The amendment was necessary because it has come to our attention that the Form 8-K A/2 filed on January 31, 2011 and Form 8-K A/1 filed on January 14, 2011, reference the incorrect company “AVT, Inc.” which is a mistake.

Accordingly, we hereby request that you remove the following filings from the SEC Edgar site:

1.  Form 8-K A/2 filed January 31, 2011;
2.  Form 8-K A/1 filed January 14, 2011.

Thank you.  Should you have any comments or questions, please do not hesitate to contact the undersigned.  Thank you.

Best regards,

Mexus Gold US

/s/ Paul D. Thompson
Paul D. Thompson
President